SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                        NEWPORT INTERNATIONAL GROUP, INC.
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                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)


                                     651882
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                                 (CUSIP NUMBER)


  ADAM S. GOTTBETTER, 488 MADISON AVENUE, NEW YORK, NY 10022    (212) 400-6900
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                  JULY 6, 2004
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                   ------------------------------------
    CUSIP NO. 651882
-------------------------                   ------------------------------------
--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          LANGLEY PARK INVESTMENTS PLC;   N/A
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                    (b) |x|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS      OO (SEE ITEM 3)

--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                            |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                UNITED KINGDOM
--------- ----------------------------------------------------------------------

                          7    SOLE VOTING POWER                   5,882,352
       NUMBER OF         ----- -------------------------------------------------
        SHARES
     BENEFICIALLY         8    SHARED VOTING POWER                 N/A
       OWNED BY          ----- -------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER              5,882,352
      PERSON WITH              -------------------------------------------------

                          10   SHARED DISPOSITIVE POWER            N/A
------------------------ ----- -------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                   5,882,352
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  29.0%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON                                      CO

--------- ----------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER.

              The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock"), of Newport International Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 73061 El Paseo, Suite 202, Palm Desert, California 92260.

ITEM 2.       IDENTITY AND BACKGROUND.

              Langley Park Investments PLC is a corporation organized under the laws of England and Wales with its offices at 30 Farringdon Street, London EC4A 4HJ ("Langley").

              Langley is a privately-held investment corporation located in London that was formed for the purpose of entering into stock exchange transactions and obtained a listing on the London Stock Exchange on September 30, 2004.

              During the last five years, Langley has not been convicted in a criminal proceeding. Langley was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Langley entered into a Share Exchange Agreement (the "Share Exchange Agreement") with the Issuer, whereby Langley purchased Five Million Eight Hundred Eighty Two Thousand Three Hundred Fifty Two (5,882,352) shares of Issuer's Common Stock, $.001 par value. In exchange, Langley issued Six Million Four Hundred Eighty Four Thousand Eight Hundred Forty (6,484,840) shares of its Common Stock to the Issuer. The Langley Shares had a value of (pound)1 per share. The number of Langley Shares issued was based on the conversion rate of the British Pound Sterling to the US Dollar in effect as of the close of business on the day preceding the closing of the transaction, as quoted by Coutts & Co. as the commercial rate it gives to purchase US Dollars.

ITEM 4.       PURPOSE OF TRANSACTION.

              The objective is to achieve capital appreciation by making an individually negotiated investment in a Smaller Cap public company normally capitalized at less than (pound)50 million. Langley's policy is to hold its investments for the medium to long term, thus allowing its investment in the Issuer time to demonstrate its potential value.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              The Issuer holds Six Million Four Hundred Eighty Four Thousand Eight Hundred Forty (6,484,840) shares of Langley Park Investments, PLC Common Stock, which were received pursuant to a

              Share Exchange Agreement with Langley. These shares are listed on the London Stock Exchange. At the date of the Stock Exchange Agreement, the Langley Investment shares were valued at $11.8 million. Based on the subsequent decline in the market price of these shares, the Issuer reflects as of September 30, 2004 that the investment is valued at approximately $3.5 million. Under the terms of the agreement, the Issuer has no guarantees as to the price of the Langley Investment shares and no right to receive additional shares based on the decline in the value of the investment. It is possible that the value of these shares may decline further in the future, in which event the value of the Issuer's investment will be reduced further, and the benefit to the financial position of the Issuer may be substantially reduced or eliminated.

ITEM 6.       CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH THE
              ISSUER.

              Notwithstanding the Stock Exchange Agreement between Langley and the Issuer, as referenced in Item 5, there is no contract, arrangement, understanding or relationship (legal or otherwise) between Reporting Person and the Issuer or any person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              N/A

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 10, 2004                    /s/ Colin Lumley
                                            ------------------------------------
                                            Name:  Colin Lumley
                                            Title: Administrative Director